SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2005
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan)
EATON ELECTRICAL DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

Date: June 29, 2006	By: Eaton Corporation Pension Administration Committee

	By:	/s/ B.K. Rawot

B. K. Rawot Vice President and Controller Eaton Corporation

Audited Financial Statements and
Supplemental Schedule
Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan
December 31, 2005 and 2004, and Year Ended December 31, 2005
With Report of Independent Registered Accounting Firm

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004, and
Year Ended December 31, 2005
Contents

Report of Independent Registered Public Accounting Firms	1

Audited Financial Statements

Statement of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
EX-23.1 Consent
EX-23.2 Consent

Report of Independent Registered Public Accounting Firm
The Pension Administration Committee and the Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the Eaton Electrical de Puerto Rico Retirement Savings Plan as of December 31, 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan as of December 31, 2004 was audited by other auditors, their report dated June 29, 2005, expressed an unqualified opinion on that financial statement.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Corporation Eaton Electrical de Puerto Rico Retirement Savings Plan at December 31, 2005 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD
Cleveland, Ohio
June 15, 2006

Report of Independent Registered Public Accounting Firm
The Pension Administration Committee and the Pension Investment Committee—Eaton Corporation
We have audited the accompanying statement of net assets available for benefits of the Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (formerly Cutler-Hammer de Puerto Rico, Inc. Retirement Savings Plan) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, in conformity with U.S. generally accepted accounting principles.
ERNST & YOUNG LLP
Cleveland, Ohio
June 29, 2005

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments, at fair value:
Common/collective trust funds	$19,206,304	$17,580,055
Mutual funds	5,673,582	4,906,496
Common stock	3,712,358	3,518,288
Money market funds	68	833

Total investments	28,592,312	26,005,672

Receivables:
Contributions:
Participants	246,139	233,562
Employer	101,956	99,896
Interest	101	5,256
Net pending purchases	—	(5,211)

Total receivables	348,196	333,503

Net assets available for benefits	$28,940,508	$26,339,175

See notes to financial statements.

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Net appreciation in fair value of investments	$780,099
Interest and dividends	147,903

Contributions:
Participants	2,630,266
Employer, net of forfeitures of $59,730	1,022,583

Total contributions	3,652,849

Total additions	4,580,851

Deductions
Benefits paid to participants	1,979,518

Net increase	2,601,333
Net assets available for benefits at beginning of year	26,339,175

Net assets available for benefits at end of year	$28,940,508

See notes to financial statements.

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004, and
Year Ended December 31, 2005
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Eaton Electrical de Puerto Rico, Inc. Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition
Investments are stated at fair value as measured by quoted prices in active markets except for the common/collective trust fund and the money market fund, which are stated at fair value as determined by the trustee.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.
2. Description of Plan
Effective February 1, 1994, Eaton Electrical de Puerto Rico, Inc. (the Company or the Plan Sponsor), which was formerly known as Cutler-Hammer de Puerto Rico, Inc., a wholly owned subsidiary of Eaton Corporation, established the Plan. The Plan provides that all full-time employees not covered under a collective bargaining agreement of the Company are eligible to participate in the Plan immediately upon employment.
Eligible employees may elect to make before-tax contributions to the Plan up to a maximum of 10% of their compensation. The Company has agreed to make a voluntarily matching contribution of 50% of the employee contributions not to exceed 3% of the total compensation of the employee.

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of Plan (continued)
Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions quarterly among the various funds consistent with the percentages elected by the employee.
Substantially all administrative, management fees and other expenses of the Plan are paid by the Company. Certain transaction costs are paid by the participants.
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings and transaction costs. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. On termination of service, a participant is eligible to receive a lump-sum amount equal to the vested value of his or her account.
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 100% vested after three years of credited service or upon the death of the participant. Forfeitures of nonvested amounts shall be used to reduce future Company contributions. As of December 31, 2005, forfeitures held in a suspense account totaled $17,633 and will be used to reduce future company contributions.
The Company may amend, modify, suspend or terminate the Plan, provided that no assets held by the Plan or income thereon received for the purposes of the Plan shall be used for, or diverted to, purposes other than for the exclusive benefit of participating employees or their beneficiaries.
Information about the Plan is contained in the Plan Document, which is available from the Human Resources Department upon request.
3. Investments
The Trustee of the Plan holds the Plan’s investment assets and executes investment transactions.

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2005	2004

KeyBank EB Managed Guaranteed Investment Contract Fund	$19,206,304	$17,580,055
Victory Stock Index Fund	4,385,469	3,880,833
Eaton Corporation Common Shares	3,712,358	3,518,288
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Common/collective trust funds	$804,575
Common stock	(221,652)
Mutual funds	197,176

$780,099

4. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$28,940,508	$26,339,175
Amounts allocated to withdrawing participants	(615,178)	(311,479)

Net assets available for benefits per Form 5500	$28,325,330	$26,027,696

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
4. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2005
Benefits paid to participants per the financial statements	$1,979,518
Add amounts allocated to withdrawing participants at December 31, 2005	615,178
Deduct amounts allocated to withdrawing participants at December 31, 2004	(311,479)

Benefits paid to participants per Form 5500	$2,283,217

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.
5. Income Tax Status
The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 24, 1999, stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the related trust is exempt from income taxes. Subsequent to this determination the Plan was amended. Once qualified, the Plan is required to operate in conformity with the income tax laws of Puerto Rico to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the income tax laws of Puerto Rico and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan
Notes to Financial Statements (continued)
6. Transactions With Parties in Interest
Party-in-interest transactions include the investment in the common stock of Eaton Corporation, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.
During 2005, the Plan received $65,998 in common stock dividends from Eaton Corporation.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Recently issued accounting pronouncements
In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive investment contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

Supplemental Schedule
Eaton Electrical de Puerto Rico, Inc.
Retirement Savings Plan

EIN #34-1756466	Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of	Current
Identity of Issue	Investment	Value

Common Stock
Eaton Corporation Common Shares*	55,334 shares	$3,712,358

Mutual Funds
Victory Stock Index Fund*	237,566 units	4,385,469
Vanguard Developed Markets Index Open—End Fund	55,321 units	544,414
Vanguard Balanced Index Fund Open—End Fund	37,522 units	743,699

		5,673,582

Common/Collective Trust Funds
Key Bank EB Managed Guaranteed Investment* Contract Fund	993,374 units	19,206,304

Money Market Fund
Key Bank EB Money Market Fund*	67 units	68

		$28,592,312

*	Indicates a party in interest to the Plan.